NEWS RELEASE

Canarc Options FG Gold Property in Central BC from Eureka Resources

Vancouver, Canada –August 25, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) (the “Company”) announces the signing of an agreement with Eureka Resources Inc. (TSX-V: EUK) (“Eureka”) which grants Canarc an exclusive option (the “Option”) to acquire up to a 75% interest in the FG Gold Property (the “Property”) located approximately 100 kilometres east of Williams Lake in central British Columbia.

The Agreement

The Option is to be exercised in two stages, with the first stage giving Canarc the right to earn a 51% interest in the Property and the second stage giving Canarc the right to earn an additional 24% interest for a total 75% interest in the Property.

In consideration for the grant of the Option, subject to the approval of the Toronto Stock Exchange (the “TSX”) and the TSX Venture Exchange (the “TSXV”), Canarc will issue to Eureka 250,000 common shares, and participate in Eurkea’s planned private placement, by acquiring 750,000 units of Eureka (each a “unit”) at a price of $0.14 per Unit, at an aggregate cost of $105,000. Each Unit will be comprised of one common share of Eureka and one-half of one common share purchase warrant (a “Warrant”). Each Warrant is exercisable to acquire one additional common share of Eureka at an exercise price of $0.20 for a period of two years after issuance.

Under the terms of the Option Agreement, Canarc can earn the initial 51% interest in the Property by making the following expenditures, share issuances and payments to Eureka:

(a)	aggregate property expenditures of $1,500,000, of which at least $500,000 is to be incurred in or before 2017, at least $500,000 is to be incurred during 2018 and the balance is to be incurred during 2019;

(b)	share issuances of 250,000 Canarc common shares on or before each of the first, second and third anniversary, for a total of 750,000 Canarc common shares;

(c)	annual cash payments equal to 50% of the British Columbia mining exploration tax credit paid to, or credited to the account of, Canarc with respect to the Property (the “METC”) for expenditures incurred by Canarc (to an aggregate maximum of $1,500,000 in expenditures during the first option period) during the prior year.

Upon the exercise of the initial stage of the Option, Canarc will have the option to earn an additional 24% interest for a total 75% interest in the Property by making the following expenditures, share issuances and payments to Eureka:

(a)	aggregate expenditures of $1,500,000 between the third anniversary and the fifth anniversaryof the Option Agreement;

(b)	share issuances of 750,000 Canarc common shares on or before each of the fourth and fifth anniversary, for a total of 1,500,000 Canarc common shares;

(c)	annual cash payments equal to the greater of: (i) $75,000 and (ii) 50% of the METC for expenditures incurred by Canarc (to an aggregate maximum of $1,500,000 in expenditures during the second option period) during the prior year.

Upon exercise of the Option by Canarc, Canarc and Eureka will form a joint venture with respect to the further development of the Property.

Transaction Rationale for Canarc

Canarc entered into the Option Agreement as a result of the following considerations:

•	Prior third party exploration expenditures on the Property totalling $15 million have yielded a good understanding of the geology of the Property.

•	Eureka reports an NI 43-101 total measured and Indicated resource of 376,000 ounces gold (“Au”), at an average grade of 0.776 g/t Au, comprised of measured resource of 5,600,000 tonnes at 0.812 Au g/t containing 145,000 oz Au and indicated resource of 9,570,000 tonnes at 0.755 Au g/t containing 231,000 oz Au and an Inferred resource of 634,900 ounces Au at an average grade of 0.718 g/t Au comprised of 27,493,000 tonnes at 0.718 Au g/t[1]. This is considered a historical estimate.

•	Main zone resource area is open down dip and along strike for expansion, targets are drill ready.

•	A total of 49,691 meters of exploration drilling in 402 holes has been completed to date.

•	Recent geophysical and geochemical work has identified several other prospective targets with potential for a significant increase in resources.

•	Laboratory flotation testing has yielded excellent recoveries.

[1] Details of the gold resource can be found in “NI 43-101 Technical Report, Frasergold Exploration Project, Cariboo Mining Division, dated July 27, 2015” available on SEDAR or at the Eureka’s website. The resource is calculated using a cut-off grade of 0.5 g/t. This resource is an historical estimate and a qualified Canarc person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. A more detailed review of the data used in the resource estimate is needed to verify the historical estimate as current mineral resources or mineral reserves. As a result the historical estimate is not being treated as a current mineral resource.

•	The Property is easily accessible by paved and all weather logging roads.

•	The Option diversifies Canarc’s portfolio of BC gold properties.

•	Exercise of the Option could add substantial additional gold resources at an attractive cost.

FG Project

The Property, known as the FG Gold Project, is located in the Cariboo Gold Camp, situated in the historic Quesnel Trough area of central British Columbia and has a long history of continued exploration since the 1970s. A combination of quartz veins and knotted phyllites host gold mineralization containing coarse free gold and finer grained sulphide bearing gold.

The Property consists of 33 contiguous mineral claims totalling 10,400 hectares.

Eureka has held the Property (formerly called Frasergold) since 1982. To date over $15.0 million of exploratory work has been completed on the Property.

Through drilling, soil sampling, induced polarization (“IP”) geophysical surveys and surface exploration mineralization has been defined over a strike length of 3 kilometres, and has indicated potential for additional mineralization that could extend along an interpreted strike length of over 10 kilometers.

An airborne geophysical survey was completed in 2007 covering a large portion of the Eureka Syncline. To cover the area of the airborne survey over the southern limb of the syncline new claims were acquired in June, 2016. A detailed geophysical interpretation was completed on the area of these new claims by SJ Geophysics Ltd. of Surrey, B.C. in July, 2016. The results of this work has revealed three conductive / resistive horizons of the sedimentary package that makes up the favorable lithologies of gold mineralization in the Property Main Zone.

In the Main Zone, the favorable horizon is interpreted at the contact of the upper resistive zone (Knotted phyllite) and the middle conductive zone (black banded phyllite). This same sequence appears at elevations ranging 1700 – 2000 meters (asl) at the South Limb. Only limited prospecting by geochemistry has been completed in this area of the Property.

In July 2016 soil sampling was completed collecting 114 samples in the area of the northwest extension referred to as the northwest “offset” zone. Mapping, sampling and prospecting the “offset” zone was also completed to note similar lithologies to the Main Zone. Results indicate a strong correlation of gold anomalies in soil to the favorable electromagnetic horizon. Soil sample assays ranged from <5 ppb (detection limit) to 1100 ppb gold, the high value coinciding with the interpreted offset zone.

Plans

Prior to conducting additional fieldwork, Canarc plans to complete a detailed review of the historic exploration information and results in order to define the priority targets for the next exploration program.

A priority target will be follow-up work to test the recently delineated targets in the northwest extension “offset” area. This would require a minimum of five diamond drill holes, each 200 – 300 meters in length, and totaling 1,250 meters.

The transaction is subject to TSX and TSXV approvals.

Qualified Person

Garry Biles, P. Eng, President & COO of Canarc, is the Qualified Person who reviewed and approved the contents of this news release.

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating, development stage and advanced exploration gold mines or properties in the Americas and further advancing its gold properties in north and central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the receipt of regulatory approval of the grant of the Option, the potential future exercise of the Option, and the Company's plans and exploration programs for the Property and its other mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to regulatory approval, the results of future exploration on the Property, the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.